UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ON Semiconductor Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

682189 10 5

(CUSIP Number)

Michael L. Ryan Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682189 10 5

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG ON Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 49,364,080 (See Items 4 and 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 49,364,080 (See Items 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,364,080 (See Items 4 and 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* T
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (See Items 4 and 5)
14		TYPE OF REPORTING PERSON* OO (Limited Liability Company)

CUSIP No. 682189 10 5

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG Semiconductor Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 111,858,369 (See Items 4 and 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 111,858,369 (See Items 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,858,369 (See Items 4 and 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6% (See Items 4 and 5)
14		TYPE OF REPORTING PERSON* OO (Limited Liability Company)

                         Except as specifically amended and supplemented by this Amendment No. 2, all other provisions of the Schedule 13D filed by TPG ON Holdings LLC (“ON Holdings”) on September 17, 2001 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on February 10, 2004 (“Amendment No. 1”, and, together with the Original Schedule 13D, the “Schedule 13D”), remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D and Amendment No. 1.

Item 2.	Identity and Background

This Amendment No. 2 amends and restates Item 2 of the Schedule 13D in its entirety as set forth below:

“This statement is filed by ON Holdings and TPG Semi (the “Reporting Persons”). Additionally, information is included herein with respect to TPG Partners II, L.P. (“Partners”), TPG Parallel II, L.P. (“Parallel”), TPG Investors II, L.P. (“Investors”), TPG 1999 Equity Partners II, L.P. (“TPG 1999”), TPG GenPar II, L.P. (“GenPar”) and TPG Advisors II, Inc. (“Advisors” and, together with Partners, Parallel, Investors, TPG 1999 and GenPar, the “Controlling Persons”). Because (i) GenPar is the sole general partner of each of Partners, Parallel and Investors, (ii) Advisors is the sole general partner of GenPar and TPG 1999, and (iii) Partners, Parallel, Investors and TPG 1999 are members of each of the Reporting Persons, the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the shares of Common Stock beneficially owned by the Reporting Persons. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the “Filing Parties.” The Filing Parties are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Filing Parties that such a group exists. A copy of the Joint Filing Agreement of the Filing Parties is attached to Amendment No. 1.

The address of the principal business offices of the Filing Parties is as follows: 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The Reporting Persons are Delaware limited liability companies (of which the members include Partners, Parallel, Investors and TPG 1999) that were organized to effect the transactions described under Item 4 below and have not engaged in any activities other than those incident to their formation and such transactions. Partners is a Delaware limited partnership engaged in making investments in securities of public and private corporations. Parallel, Investors and TPG 1999 are Delaware limited partnerships engaged in making investments in entities in which Partners invests. GenPar is a Delaware limited partnership whose principal business is to serve as the general partner of Partners, Parallel, Investors and other related entities engaged in making investments in securities of public and private corporations. Advisors is a Delaware corporation whose principal business is to serve as the General Partner of GenPar and TPG 1999. The executive officers and directors of Advisors are David Bonderman (director and President), James Coulter (director and Vice President), William Price (director and Vice President),

John Viola (Vice President and Treasurer), Thomas E. Reinhart (Vice President), James O’Brien (Vice President), Richard A. Ekleberry (Vice President), Jonathan Coslet (Vice President) and David Spuria (Vice President and Secretary) each of whom is a natural person. No other persons control the Filing Parties.

David Bonderman has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Bonderman’s principal occupation is as a director and President of Advisors.

James Coulter has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter’s principal occupation is as a director and Vice President of Advisors.

William Price has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price’s principal occupation is as a director and Vice President of Advisors.

John Viola has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Viola’s principal occupation is as a Vice President and Treasurer of Advisors.

Thomas E. Reinhart has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Reinhart’s principal occupation is as a Vice President of Advisors.

James O’Brien has his business address at 301 Commerce Street, Suite 3300, Forth Worth, Texas 76102. Mr. O’Brien’s principal occupation is as a Vice President of Advisors.

Richard A. Ekleberry has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Ekleberry’s principal occupation is as a Vice President of Advisors.

Jonathan Coslet has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coslet’s principal occupation is as a Vice President of Advisors.

David Spuria has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Spuria’s principal occupation is as a Vice President and Secretary of Advisors.

During the last five years, none of the Filing Parties and, to the best knowledge of the Filing Parties, none of the executive officers or directors of Advisors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Filing Parties and, to the best knowledge of the Filing Parties, none of the executive officers or directors of Advisors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All natural persons listed in item 2 are citizens of the United States.”

Item 4.		Purpose of Transaction.

This Amendment No. 2 supplements Item 4 of the Schedule 13D by inserting the following paragraphs immediately before the second to last paragraph of Item 4 of the Schedule 13D and amends Item 4 of the Schedule 13D by deleting the last sentence of the last paragraph of Item 4 of the Schedule 13D:

“Conversion of Series A Preferred Stock. Effective as of November 10, 2005, ON Holdings converted all of its 10,000 shares of Series A Preferred Stock plus accumulated and unpaid dividends into 49,364,080 shares of Common Stock (the “Conversion Shares”) pursuant to the terms of the Certificate of Designations of the Series A Preferred Stock.

Conversion and Termination Agreement. Effective as of November 10, 2005, the Company and ON Holdings entered into a Conversion and Termination Agreement (the “Conversion and Termination Agreement”) pursuant to which the Company agreed, as an inducement to ON Holdings to convert its Series A Preferred Stock, to issue ON Holdings an additional 3,949,126 shares of Common Stock (the “Inducement Shares”) equal to 8% of the Conversion Shares. The Company will issue the Inducement Shares to ON Holdings following appropriate clearance under NASDAQ Marketplace Rules. The Conversion and Termination Agreement also provides that ON Holdings and the Company will amend the Registration Rights Agreement to provide for the registration of the Inducement Shares.

The provisions of the Conversion and Termination Agreement are set forth in the document filed as Exhibit 12 to this statement and are incorporated herein in their entirety by reference in response to this Item 4. The foregoing description of the terms and provisions of this document is a summary only, and is qualified in its entirety by reference to such document.”

Item 5.		Interest in Securities of the Issuer.

This Amendment No. 2 amends and restates Item 5 of the Schedule 13D in its entirety as set forth below:

	“(a)	ON Holdings may be deemed to beneficially to own up to 49,364,080 shares of Common Stock, representing in the aggregate approximately 16.1% of the outstanding shares of Common Stock.

TPG Semi may be deemed to beneficially own 111,858,369 shares of Common Stock, representing in the aggregate approximately 36.6% of the outstanding shares of Common Stock.

The Filing Parties, collectively and individually, may be deemed to beneficially to own up to 161,222,449 shares of Common Stock,

representing in the aggregate approximately 52.7% of the outstanding shares of Common Stock.

The foregoing percentage calculations are based on a total of 305,956,705 shares of Common Stock outstanding, comprised of (1) the 256,592,625 shares of Common Stock outstanding as of September 30, 2005, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on November 4, 2005, and (2) the 49,364,080 Conversion Shares issued on November 10, 2005.

(b)	ON Holdings has the following:

	(i)	sole power to vote or to direct the vote: -0-

	(ii)	shared power to vote or to direct the vote: 49,364,080

	(iii)	sole power to dispose or to direct the disposition of : -0-

	(iv)	shared power to dispose or to direct the disposition of: 49,364,080

TPG Semi has the following:

	(i)	sole power to vote or to direct the vote: -0-

	(ii)	shared power to vote or to direct the vote: 111,858,369

	(iii)	sole power to dispose or to direct the disposition of : -0-

	(iv)	shared power to dispose or to direct the disposition of: 111,858,369

The Filing Parties, collectively and individually, may be deemed to have the following:

	(v)	sole power to vote or to direct the vote: -0-

	(vi)	shared power to vote or to direct the vote: 161,222,449

	(vii)	sole power to dispose or to direct the disposition of : -0-

	(viii)	shared power to dispose or to direct the disposition of: 161,222,449

(c)	Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by any of the Filing Parties or to the best of their knowledge, any of the individuals identified in Item 2.

(d)	Not applicable

(e)	Not applicable”

Item 7.	Material to be filed as Exhibits.

This Amendment No. 2 supplements Item 7 of the Schedule 13D by adding Exhibit 12.

Exhibit 12	Conversion and Termination Agreement, dated as of November 10, 2005, by and between ON Semiconductor Corporation and TPG ON Holdings LLC.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2005

TPG ON Holdings LLC

By: __________________________
Name: David A. Spuria Title: Vice President

TPG Semiconductor Holdings LLC

By: __________________________
Name: David A. Spuria Title: Vice President